August 1, 2011

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCW Strategic Income Fund, Inc.

Definitive Proxy Materials

Investment Company Act of 1940 File No. 811-4980

Dear Sir or Madam:

Attached for filing are Definitive Proxy Materials for TCW Strategic Income Fund, Inc. (“Fund”). In response to comments from the Staff, the following changes were made:

(1)	Clarify the first sentence in paragraph four (4) on page 15 of the preliminary proxy.

The sentence has been changed to read: “An interest rate futures contract is an agreement to buy or sell a fixed income obligation at a certain date at a certain price.

(2)	Disclose whether the interest rate futures will be cash settled and, if not, add risk disclosure.

The interest rate futures transactions and options thereon that the Fund may enter into will be exchange traded on the Chicago Mercantile Exchange. Disclosure to page 17 has been added. Because the interest rate futures contracts will be cash settled, no additional risk disclosure will be added.

(3)	Disclose the markets the interest rate futures contracts and options thereon where they are traded.

Disclosure to page 17 has been added reflecting that the interest rate futures and options thereon that the Fund may enter into will be exchange-traded on the Chicago Mercantile Exchange.

(4)	You inquired as to whether the named proxies may vote on a matter raised by a shareholder at the meeting.

Section 14a-4(c)(1) under the Securities Exchange Act of 1934 provides that management may exercise discretionary voting authority with respect to any matter raised at an annual meeting if the company did not have notice of the matter at least 45 days before the date on which the company first mailed its proxy materials for the prior year’s meeting. The company must give specific notice of its intent to do so in its proxy statement or form of proxy. As a result the following sentence was included in the Fund’s 2010 Proxy Statement under the section titled “Shareholder Proposals”:

“The persons named as proxies for the 2011 annual meeting of shareholders will, with respect to the proxies in effect at such meeting have discretionary authority to vote on any matter presented by a shareholder for action at that meeting unless the Company receives notice of the matter by June 26, 2011.”

A similar sentence has been included in the Fund’s 2011 Proxy Statement in the section titled “Shareholder Proposals” at page 21 to cover the 2012 annual meeting.

Should you have any questions regarding this filing, please address them to the undersigned at (213) 244-0290.

Very truly yours,

/s/ Philip K. Holl

Philip K. Holl

Secretary

Enclosure